December 18, 2024

Christophe Vattier
Managing Member
MANSE USA LLC
100 Bogart Street
Brooklyn, New York 11206

        Re: MANSE USA LLC
            Offering Statement on Form 1-A
            Filed December 12, 2024
            File No. 024-12547
Dear Christophe Vattier:

          We have reviewed your offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
General

1. Please provide an interim balance sheet as of a date no earlier than six months after the most recently completed fiscal year end and revise your related disclosure under
       "Management's Discussion and Analysis" accordingly. Refer to Part F/S(c)(1) and
       (b)(3)(B) of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
 December 18, 2024
Page 2

1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Simon Wood, Esq.